

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 14, 2009

Via U.S. Mail and facsimile to 011-632-810-7138

MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and
Legal Services Head and Corporate Secretary
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

> **Re:** **Philippine Long Distance Telephone Company**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed April 2, 2009**
> **File No. 001-03006**

Dear Mr. Rausa-Chan:

We have reviewed your Form 20-F and have the following comment. If you disagree with the comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended December 31, 2008

Item 16A. Audit Committee Financial Expert, page 135

1. Disclose in future filings why you do not have an audit committee financial expert.

Please respond to this comment within 10 business days of the date of this letter or tell us by when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3354 with any questions.

Sincerely,

/s/ Robert Bartelmes
Larry Spirgel
Assistant Director